FORM 12B-25

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

    (Check   One):   [X] Form 10-K  [ ] Form 11-K   [ ] Form 20F  [ ] Form 10-Q

[ ] Form N-SAR

        For Period Ended:  December 31, 2002

[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K


      For the Transition Period Ended:
                                       -----------------------------------------

      READ ATTACHED  INSTRUCTION  SHEET BEFORE  PREPARING FORM.  PLEASE PRINT OR
TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

                                    PART I
                             REGISTRANT INFORMATION

Full name of registrant: IVP Technology Corporation
                         --------------------------

Former name if applicable: N/A
                           ---

Address of principal executive office (Street and number):

                        2275 Lakeshore  Blvd.,  West - Suite 401
                        ----------------------------------------

City, state and zip code:  Toronto, Ontario Canada M8V 3Y3
                           -------------------------------

                                    PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)  The   accountant's  statement  or  other  exhibit   required  by Rule
      12b-25(c) has been attached if applicable.

                                                                     FORM 12B-25

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Due to unforeseeable circumstances as a result of our increased operations across several countries, a delay has been experienced in preparing the annual statements for the year ended December 31, 2002. The Registrant respectfully requests an extension of the filing date of its Annual Report on Form 10-KSB for the year ended December 31, 2002.

                                     PART IV
                                OTHER INFORMATION

      1. Name and telephone number of person to contact in regard to this notification:

          Brian  MacDonald            (416)                225-7578
          ---------------------------------------------------------------
          (Name)                    (Area code)         (Telephone number)

      2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                [ X ]  Yes  [  ] No

      3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [ X ]  Yes  [  ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. In 2002, the Company acquired several operating entities which will result in a material difference in the Company's financial results for the December 31, 2002 fiscal year in comparison with previous fiscal years. Until the completion of the Company's audit, the Company is unable to provide a quantitative explanation of the change. The Company anticipates filing its Form 10-KSB within 15 days, which will contain such an explanation.

                                                                     FORM 12B-25


                           IVP TECHNOLOGY CORPORATION
                           --------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  March 31, 2003            By:      /s/Brian MacDonald
                                      -----------------------------
                                         Brian MacDonald, President